February 1, 2024

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King, Evan Ewing, Stephany Yang, and Jean Yu

Re:	Fly-E Group, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 13, 2023

CIK No. 0001975940

Ladies and Gentlemen,

On behalf of our client, Fly-E Group, Inc., a Delaware corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated November 27, 2023 with respect to the Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the SEC on November 13, 2023. For your convenience, your comments are reproduced below in italicized bold text, followed by the Company’s responses. Please be advised that the Company is concurrently publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the responses are references to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 submitted August 14, 2023

Risk Factors

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools ... , page 16

1.	We note your response to comment 4 and reissue. Please describe the cybersecurity risks faced by the Company in connection with the Company’s supply chain/suppliers/service providers.

Response: In response to this comment, the Company has revised the risk factor under the heading “Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of our networks and technology systems.” on page 16 of the Registration Statement.

Capitalization, page 25

2.	We note your response to comment 6. Please revise the total capitalization to include both total debt and total stockholders’ equity. Also please double underline the cash and cash equivalents amounts to highlight that these amounts are not included in total capitalization.

Response: In response to this comment, the Company has revised the disclosure on page 25 of the Registration Statement.

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or Will Rao at (212) 918-3724.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

cc:	Zhou Ou, Chief Executive Officer, Fly-E Group, Inc.
Steven Guo, Chief Financial Officer, Fly-E Group, Inc.
Joseph Lucosky, Partner, Lucosky Brookman LLP